CARMANAH TECHNOLOGIES CORPORATION

Consolidated Financial Statements

Years ended December 31, 2006 and 2005

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Carmanah Technologies Corporation

We have audited the consolidated balance sheets of Carmanah Technologies Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

KPMG LLP

Chartered Accountants

Vancouver, Canada
February 21, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2006 and 2005

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$2,750,404	$1,882,214
Short-term investments	1,500,000	9,780,000
Accounts receivable, net	11,881,757	8,950,496
Inventories (note 3)	20,737,841	11,012,640
Prepaid expenses and deposits	1,091,331	705,073
	37,961,333	32,330,423
Equipment and leasehold improvements, net (note 4)	3,138,982	2,096,254
Intangible assets, net (note 5)	1,106,803	1,325,055
Goodwill	12,368,019	12,330,543
Future income taxes (note 6)	1,473,484	985,500
	$56,048,621	$49,067,775
Liabilities and Shareholders’ Equity
Current liabilities:
Bank demand debt (note 7)	$1,915,000	$-
Accounts payable and accrued liabilities	7,963,883	5,268,246
Deferred revenue	369,259	275,226
Income taxes payable	389,097	434,636
Current portion of obligations under capital leases	8,757	19,990
	10,645,996	5,998,098
Obligations under capital leases	4,097	14,991
Obligation to former shareholders of SPS to be settled in shares	-	2,631,580
	10,650,093	8,644,669
Shareholders’ equity:
Share capital (note 8)	42,881,857	38,772,138
Contributed surplus (note 8(e))	2,023,607	1,292,390
Retained earnings	493,064	358,578
	45,398,528	40,423,106
	$56,048,621	$49,067,775

Commitments (note 13)

Subsequent event (note 16)

See accompanying notes to consolidated financial statements.

On Behalf of the Board:

“Art Aylesworth”

  Director

“Praveen Varshney”

  Director

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Sales	$62,445,860	$38,729,885	$15,895,041
Cost of sales	41,147,512	24,311,146	7,655,700
	21,298,348	14,418,739	8,239,341
Operating expenses:
Wages and benefits	9,995,551	6,843,164	3,509,101
Office and administration	4,136,498	2,786,675	1,423,744
Sales and marketing	2,365,080	1,775,099	1,341,112
Research and development (note 10)	2,163,667	903,723	959,842
Bank charges and interest	338,770	286,273	97,531
Amortization of:
Equipment and leasehold improvements	876,931	575,355	400,439
Intangible assets	267,275	149,610	41,063
	20,143,772	13,319,899	7,772,832
Operating income	1,154,576	1,098,840	466,509
Other income:
Interest and other income	183,927	157,768	126,428
Earnings before income taxes	1,338,503	1,256,608	592,937
Income tax expense (recovery) (note 6):
Current	1,720,150	1,021,372	316,000
Future	(516,133)	(445,726)	(315,886)
	1,204,017	575,646	114
Net earnings	134,486	680,962	592,823
Retained earnings (deficit), beginning of year	358,578	(322,384)	(915,207)
Retained earnings (deficit), end of year	$493,064	$358,578	$(322,384)
Earnings per share:
Basic	$0.003	$0.020	$0.020
Diluted	0.003	0.019	0.018
Weighted average number of shares outstanding (note 9):
Basic	41,696,874	34,187,205	30,116,949
Diluted	42,399,564	35,598,555	32,055,307

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash provided by (used in):
Operations:
Net earnings	$134,486	$680,962	$592,823
Items not involving cash:
Amortization	1,144,206	724,965	441,502
Loss on disposal of capital assets	-	-	2,727
Reclassification of previously recorded share issuance
costs	117,000	-	-
Stock-based compensation (note 8(c))	970,439	435,757	319,035
Future income taxes (recovery)	(516,133)	(445,726)	(315,886)
Net changes in non-cash working capital (note 14)	(10,298,589)	(5,147,253)	(1,137,010)
	(8,448,591)	(3,751,295)	(96,809)
Investing:
Short-term investments	8,280,000	(2,930,000)	(6,850,000)
Purchase of Soltek, net of cash acquired	-	(5,559,897)	-
Purchase of equipment and leasehold
improvements	(1,919,659)	(1,389,941)	(603,917)
Purchase of intangible assets	(86,500)	(42,995)	(21,227)
	6,273,841	(9,922,833)	(7,475,144)
Financing:
Proceeds on share issuance	1,185,017	19,125,082	7,813,684
Share issuance costs	(34,950)	(1,200,651)	(503,153)
Repayment of assumed bank indebtedness and loans on
acquisition of SPS (note 2)	-	(3,239,794)	(383,332)
Repayment of long-term debt	-	-	(55,139)
Issuance of bank demand debt	1,915,000	-	-
Principal payments of obligations under capital leases	(22,127)	(29,706)	(91,765)
	3,042,940	14,654,931	6,780,295
Increase (decrease) in cash and cash equivalents	868,190	980,803	(791,658)
Cash and cash equivalents, beginning of year	1,882,214	901,411	1,693,069
Cash and cash equivalents, end of year	$2,750,404	$1,882,214	$901,411
Supplemental cash flow information:
Cash during the year for:
Bank charges and interest paid	$338,770	$286,276	$97,531
Income taxes paid	829,016	390,430	-
Non-cash investing and financing activities:
Shares/stock options issued for services:
Share issue costs	$-	$-	$138,200
Acquisition of SPS (note 2):
Shares issued	-	4,090,224	-
Obligation to issue shares	2,631,580	2,631,580	-
Warrants issued	-	301,606	-

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

Carmanah Technologies Corporation (the “Company” or “CTC”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996.  On June 21, 2002, the Company acquired all the issued and outstanding share capital of Carmanah Technologies Inc. (“CTI”).  CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.

On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA Technologies Inc. (“AVVA”). AVVA’s operating subsidiary, Carmanah Signs Inc. (“CSI”) (formerly AVVA Light Corporation), is in the business of designing, manufacturing and distributing energy efficient, illuminated sign products for corporate identity, point-of-purchase sales, and architectural and signage applications.

On July 1, 2005, the Company acquired all the issued and outstanding share capital of Soltek Powersource Ltd. (“SPS”), a leading designer, manufacturer and supplier of renewable energy solutions.

1.

Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  Material measurement differences to U.S. generally accepted accounting principles are set out in note 17.  The following is a summary of the significant accounting policies used in the preparation of the consolidated financial statements.

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All significant inter-company transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

(c)

Short-term investments:

Short-term investments are marketable securities that will be realized beyond three months but are recorded at the lower of cost and market.

(d)

Inventories:

Inventories are valued at standard cost which approximates the lower of average cost and replacement cost for raw materials and the lower of cost and net realizable value for work in progress and finished goods.  Inventories are recorded net of any obsolescence provisions.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

1.

Significant accounting policies (continued):

(e)

Equipment and leasehold improvements:

Equipment and leasehold improvements are carried at cost less accumulated amortization.  Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset.  The annual rates used to compute amortization are as follows:

Asset	Basis	Rate
Computer hardware	declining balance	30%
Computer software	declining balance	100%
Leasehold improvements	straight-line	term of lease
Office, production and research equipment	declining balance	20%
Tradeshow equipment	declining balance	20%
Vehicles	declining balance	30%

The cost of repairs and maintenance is expensed as incurred.

(f)

Intangible assets:

Intangible assets are amortized over their estimated useful lives, which vary from three months to six and a half years.

(g)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and retained earnings (deficit) before extraordinary items and discontinued operations.

All goodwill is assigned to the solar power systems and LED signs segments.  The Company completed its annual impairment test on December 31, 2006 and determined that no impairment charge was required.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

1.

Significant accounting policies (continued):

(h)

Revenue recognition:

Revenue from the sale of products is recognized based on the terms of the contract, either when the product is shipped and title passes or when related installation is complete, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable.  If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received.  Payments received in advance of the satisfaction of the Company’s revenue recognition policies are recorded as deferred revenue.

Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product.  If the historical data the Company used to estimate product returns does not properly reflect actual future returns, these estimates will be revised.  Future returns, if they were higher than estimated, would result in a reduction of revenues.

(i)

Research and development:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless certain stringent criteria for deferral, as specified by the Canadian Institute of Chartered Accountants, have been met.  These criteria primarily relate to the establishment of technical feasibility, identification of specified markets, and availability of adequate resources to complete the project under development.  Costs of product development are capitalized until project completion or commencement of commercial sales of the product.  Costs are then amortized over the estimated period of future benefit.

Investment tax credits (“ITCs”) are accounted for as a reduction in the related expenditure when there is reasonable assurance that such credits will be realized.  These ITCs are used to reduce current and future income taxes payable.

(j)

Earnings per share:

The Company calculates basic earnings per share using the weighted average number of common shares outstanding during the period.  Diluted net earnings per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact.  Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

1.

Significant accounting policies (continued):

(k)

Stock-based compensation:

The Company has a stock-based compensation plan which is described in note 8(c).  The Company accounts for all stock-based payments and awards under the fair value method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.  Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.  Compensation cost is generally recognized on a straight-line basis over the vesting period.  The Company accounts for the value attributable to the granted options on the consolidated statements of operations and retained earnings (deficit) and is included in the determination of income.

During the period, the Company granted stock options to directors, officers and employees as set out in note 8(c).

(l)

Future income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of future changes in tax rates is recognized in income in the period that included the date of substantive enactment. To the extent that it is not more likely than not that a future tax asset will be realized, a valuation allowance is provided.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

1.

Significant accounting policies (continued):

(m)

Foreign currency transactions:

The Company’s functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred.  Revenues and expenses are translated at rates in effect at the time of the transaction.  Foreign exchange gains and losses are recognized in the determination of net earnings in the year in which they arise.

(n)

Derivative financial instruments:

The Company uses certain derivative financial instruments, principally forward foreign exchange contracts, to manage foreign currency exposures on export sales.  Derivative financial instruments are not accounted for as hedges.  The realized and unrealized gains and losses are recognized in the operating income of the Company.  Fair values are determined using current market rates for the settlement of the derivative instruments.

(o)

Measurement uncertainty:

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period.  Significant areas requiring the use of estimates include the estimation of warranty provisions, amortization periods of intangible assets, valuation of stock compensation, and the estimation of future income tax asset valuation allowances.  Actual results could differ from those estimates.

(p)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including equipment and leasehold improvements, and intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset.  If such cash flows are less than the carrying value, the impairment charge to be recognized equals the excess.

(q)

Comparative figures:

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

2.

Acquisition of Soltek Powersource Ltd:

On July 1, 2005, the Company acquired all the issued and outstanding share capital of Soltek Powersource Ltd. (“SPS”), a leading designer, manufacturer and supplier of renewable energy solutions.  The acquisition has been accounted for using the purchase method and the results of SPS’s operations have been included in the consolidated financial statements since that date.  SPS also offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide. The aggregate purchase price including contingent consideration was $13,224,272, comprised initially of $6,000,000 paid in cash from existing funds, $4,090,224 equivalent in common shares and $200,862 in acquisition costs. Additional contingent consideration to the principal vendors of 751,876 common shares valued at $2,631,580 and 300,000 warrants valued at $301,606 was paid since SPS attained specified revenue targets and had earnings before interest, taxes and amortization in excess of 5.5% of revenue for the six month period ending December 31, 2005. The warrants have an exercise price of $2.79 (being the weighted average trading price on June 30, 2005). The shares issued to the principal vendors will be held in a pooling agreement providing for the pro rata release of the shares over a two year period after closing.

The following table summarizes the fair value of the assets acquired and the liabilities assumed at the date of acquisition.

Assets:
Cash	$640,965
Accounts receivable	4,978,646
Inventories	4,142,308
Prepaid expenses	42,279
Equipment and leasehold improvements	210,855
Intangible assets (customer relationships)	1,261,363
Goodwill	9,258,370
20,534,786
Liabilities:
Bank indebtedness	243,341
Accounts payable and accrued liabilities	3,091,879
Capital lease obligation	29,359
Deferred revenue	177,129
Demand loan	2,996,453
Future income tax liability	347,724
Income taxes payable	424,629
7,310,514
Total consideration	$13,224,272

Goodwill is not deductible for tax purposes.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

3.

Inventories:

	2006	2005
Raw materials	$9,934,410	$3,469,729
Work-in-process	117,239	41,145
Finished goods	10,686,192	7,501,766
	$20,737,841	$11,012,640

4.

Equipment and leasehold improvements:

		Accumulated	Net book
2006	Cost	amortization	value
Computer hardware	$1,054,142	$456,145	$597,997
Computer software	796,249	662,671	133,578
Leasehold improvements	1,899,091	580,942	1,318,149
Office equipment	392,089	102,239	289,850
Production equipment	901,275	326,848	574,427
Research equipment	238,000	106,368	131,632
Vehicles	103,825	80,648	23,177
Tradeshow equipment	87,715	17,543	70,172
	$5,472,386	$2,333,404	$3,138,982
		Accumulated	Net book
2005	Cost	amortization	value
Computer hardware	$685,415	$282,104	$403,311
Computer software	579,564	445,776	133,788
Leasehold improvements	928,134	341,698	586,436
Office equipment	364,253	66,666	297,587
Production equipment	629,239	170,334	458,905
Research equipment	223,117	75,320	147,797
Vehicles	103,825	70,715	33,110
Tradeshow equipment	39,180	3,860	35,320
	$3,552,727	$1,456,473	$2,096,254

Equipment and leasehold improvements include $64,821 (December 31, 2005 - $223,369) of equipment acquired under capital leases.  During the year ended December 31, 2006, amortization of equipment under capital lease of $6,766 (2005 - $20,047; 2004 - $110,555) is included in amortization expense.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

5.

Intangible assets:

		Accumulated	Net book
2006	Cost	amortization	value
Customer relationships	$1,427,262	$421,771	$1,005,491
Patents and trademarks and other	196,182	94,870	101,312
	$1,623,444	$516,641	$1,106,803
		Accumulated	Net book
2005	Cost	amortization	value
Customer relationships	$1,411,363	$164,528	$1,246,835
Patents and trademarks and other	157,561	79,341	78,220
	$1,568,924	$243,869	$1,325,055

6.

Income taxes:

Income tax expense differs from the amounts computed by applying the combined federal and provincial tax rates of 34.12% (2005 - 34.87%; 2004 - 35.62%) to pre-tax income from continuing operations as a result of the following:

	2006	2005	2004
Earnings before income taxes	$1,338,503	$1,256,608	$592,937
Computed expected tax expense	$456,697	$438,179	$211,200
Non-deductible expenses	351,851	181,702	112,000
Expiry of loss carryforwards		39,620
Change in tax rate	209,893	56,251
Other	185,576	192,894	42,914
Increase (decrease) in income tax valuation
allowance		(333,000)	(366,000)
	$1,204,017	$575,646	$114

Income tax expense for the year ended December 31, 2006 was $1,204,017 comprised of current income tax expense of $1,720,150 less future income tax recovery of $516,133.

Investment tax credits of $1,255,083 arising from eligible research and development expenditures are applied against current taxes payable.

Non-deductible expenses consist primarily of stock-based compensation.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

6.

Income taxes (continued):

Temporary differences give rise to the following future tax assets and liabilities at December 31:

	2006	2005
Future tax assets:
Warranty reserve	$92,070	$62,000
Share issue costs	313,117	452,000
Losses available for future periods	392,742	555,500
Scientific research and experimental development	1,174,879	405,000
Equipment	579,602	475,000
Other	23,497	62,000
	2,575,907	2,011,500
Future tax liabilities:
Investment tax credits	(275,293)	(136,000)
Intangible assets	(330,130)	(393,000)
	(605,423)	(529,000)
Less valuation allowance	(497,000)	(497,000)
Net future tax assets	$1,473,484	$985,500
	2006	2005
Future income tax assets	$1,473,484	$985,500
Future income tax liabilities
Net future tax assets	$1,473,484	$985,500

The valuation allowance for future tax assets as at December 31, 2006 and December 31, 2005 was $497,000.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences and unused tax losses are available for deduction.

As at December 31, 2006, the Company has non-capital loss carryforwards of $1,200,000 available to reduce taxable income otherwise calculated in future years.  These losses will expire as follows:

Non-capital losses
2007	$200,000
2008	200,000
2009	200,000
2010	400,000
2014	200,000
$1,200,000

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

7.

Credit facilities:

The Company has credit facilities with the Royal Bank of Canada, which include demand operating loans and revolving term loans to a combined maximum of $12,500,000 (2005 - $9,800,000).  Interest on operating and term loan facilities is at prime plus 0.125%.  These credit facilities are secured by general security agreements.  At December 31, 2006, the Company had drawn $1,915,000 on these facilities.

8.

Share capital:

(a)

Authorized:

Unlimited number of common shares without par value

(b)

Issued and outstanding:

	Number of
	common shares	Amount
Balance, December 31, 2003	26,483,734	$8,924,722
Private placement	3,484,848	5,749,999
Exercise of brokers’ warrants	267,646	681,580
Exercise of warrants	185,827	341,836
Exercise of options	1,493,254	1,265,335
Less share issuance costs		(641,353)
Balance, December 31, 2004	31,915,309	16,322,119
Exercise of brokers’ warrants	80,838	185,074
Exercise of warrants	1,604,674	3,470,835
Exercise of options	680,975	524,537
Shares issued on acquisition of Soltek Powersource Ltd.	1,503,756	4,090,224
Shares issued pursuant to private placement	4,687,500	15,000,000
Less share issuance costs, net of tax benefits		(820,651)
Balance, December 31, 2005	40,473,052	38,772,138
Exercise of options	1,306,664	1,424,239
Share issuance costs, net of tax benefits		(23,100)
Adjustment to share issuance costs, net of tax benefits		77,000
Shares issued pursuant to a share purchase agreement	751,876	2,631,580
Balance, December 31, 2006	42,531,592	$42,881,857

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.

Share capital (continued):

(b)

Issued and outstanding (continued):

During fiscal 2006, an aggregate of 1,306,664 options were exercised for gross proceeds of $1,185,017. In addition, a reallocation of $239,222 from contributed surplus to share capital was recorded related to the exercise of these options.  The Company has also reclassified certain share issuance costs totaling $117,000 related to its TSX listing to general and administration costs.

During fiscal 2006, the Company issued final payment to the vendors of Soltek Powersource Ltd. (“SPS”) of 751,876 common shares valued at $2,631,580 (see note 2).

During fiscal 2005, the Company entered into an agreement with a syndicate of underwriters, led by GMP Securities Ltd. and including Canaccord Capital Corporation and Sprott Securities Inc., for a “bought-deal” private placement financing of 4,687,500 common shares at $3.20 per share gross proceeds of $15,000,000.  The underwriters’ cash commission of 6% of the gross proceeds of the financing and other related share issuance costs totaled $1,200,651, less related tax benefits of $380,000 for net share issuance costs of $820,651.

During fiscal 2005, 1,604,674 warrants were exercised at a price of $2.15 per common share and 1,604,674 common shares were issued for gross proceeds of $3,450,049.  In addition, a reallocation of $20,786 from contributed surplus to share capital was recorded on the exercise of these warrants.

During fiscal 2005, 80,838 brokers’ warrants were exercised at a price of $2.15 per common share and 80,838 common shares were issued for gross proceeds of $173,802.  In addition, a reallocation of $11,272 from contributed surplus to share capital was recorded on the exercise of these warrants.

During fiscal 2005, 680,975 common shares were issued for gross proceeds of $500,932 on exercise of options.  In addition, a reallocation of $23,605 from contributed surplus to share capital was recorded on the exercise of these options.

During fiscal 2005, the Company issued 1,503,756 shares at a deemed price of $2.72 per share in connection with the acquisition of Soltek Powersource Ltd. (note 2).

During fiscal 2004, the Company completed a brokered private placement of 3,484,848 units at $1.65 per unit for gross proceeds of $5,749,999.  Each unit consists of one common share and one half (1/2) of one common share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.15 per common share for a period of 18 months expiring August 19, 2005.

The agent received a cash commission of 7% of the gross proceeds of the financing and 348,484 agent’s warrants exercisable at a price of $2.15 per share for a period of 18 months expiring August 19, 2005.

During fiscal 2004, 267,646 brokers’ warrants were exercised at a price of $2.15 per common share and 267,646 common shares were issued for gross proceeds of $575,439.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.

Share capital (continued):

(b)

Issued and outstanding (continued):

During fiscal 2004, 48,077 warrants and 137,750 warrants were exercised at a price of $0.95 per common share and $2.15 per common share respectively, and an aggregate of 185,827 common shares were issued for gross proceeds of $341,836.

During fiscal 2004, 1,493,254 common shares were issued for gross proceeds of $1,146,410 on exercise of options.

(c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.

The Company has reserved 4,927,856 common shares under the plan.  The options vest between 18 and 36 months from the date of grant and have a maximum term of five years.

A summary of the status of the options outstanding and exercisable follows:

	Number of	Weighted average
	options	exercise price
Balance, December 31, 2003	3,508,975	$0.77
Granted	830,000	1.45
Cancelled	(129,499)	1.24
Exercised	(1,493,254)	0.77
Balance, December 31, 2004	2,716,222	0.96
Granted	1,467,500	3.07
Cancelled	(54,250)	2.35
Exercised	(680,976)	0.74
Balance, December 31, 2005	3,448,496	1.88
Granted	1,564,000	3.18
Cancelled	(222,750)	3.23
Expired	(30,000)	0.95
Exercised	(1,306,664)	0.91
Balance, December 31, 2006	3,453,082	$2.76

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.

Share capital (continued):

(c)

Stock options (continued):

The following table summarizes the stock options outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
	December 31,	contractual	exercise	December 31,	exercise
Range of exercise prices	2006	life	price	2006	price
		(years)
$0.75 to $1.99	551,832	1.56	$1.03	527,769	$1.03
$2.00 to $2.99	1,200,250	3.71	2.81	783,163	2.78
$3.00 to $3.80	1,701,000	3.28	4.09	515,673	3.26
	3,453,082	3.55	$2.76	1,826,605	$2.41

During the year ended December 31, 2006, under the fair value based method, $970,439 (2005 - $435,757; 2004 - $319,035) in compensation expense was recorded in the consolidated statements of operations for options granted to employees.

The compensation costs reflected in the consolidated statements of operations and retained earnings (deficit) were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	3.52%	2.99%	2.78%
Expected dividend yield	0%	0%	0%
Stock price volatility	44%	52%	59%
Expected life of options	2 years	2.5 years	2 years

The weighted average fair value of an option granted during the year ended December 31, 2006 is $0.80 (2005 - $0.75; 2004 - $0.51) per share.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

8.

Share capital (continued):

(d)

Warrants:

During 2005, the Company issued 300,000 warrants as contingent consideration to the principal vendors of SPS.  These warrants have an exercise price of $2.79 and each warrant entitles the holder to purchase one common share of the Company.

	Number of	Weighted average
	warrants	exercise price
Balance, December 31, 2004	1,685,512	$2.15
Granted	300,000	2.79
Exercised	(1,685,512)	2.15
Balance, December 31, 2005 and 2006	300,000	$2.79

These warrants expire on June 30, 2010.

(e)

Contributed surplus:

	2006	2005
Balance, beginning of year	$1,292,390	$610,690
Stock compensation	970,439	435,757
Warrants issued on acquisition of SPS (note 2)		301,606
Transfer to share capital on exercise of options	(239,222)	(55,663)
Balance, end of year	$2,023,607	$1,292,390

9.

Earnings per share:

The weighted average number of common shares used in the computation of earnings per share is as follows:

	2006	2005	2004
Weighted average common shares used in
in the computation of basic earnings per share	41,696,874	34,187,205	30,116,949
Weighted average common shares from
assumed conversion of dilutive stock options	652,541	1,385,722	1,685,959
Weighted average common shares from
assumed conversion of dilutive warrants	50,149	25,628	252,399
	42,399,564	35,598,555	32,055,307

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

9.

Earnings per share (continued):

Share options to purchase 884,000 common shares at $3.42 to $3.96 per share were outstanding in 2006 (2005 -- 551,500 common shares at $3.42 to $3.55; 2004 - 50,000 common shares at $2.75 per share) but were not included in the computation of diluted earnings per share because their effect is anti-dilutive.

10.

Research and development costs:

	2006	2005	2004
Research and developments costs	$3,418,750	$1,524,658	$1,347,065
Investment tax credits	(1,255,083)	(620,935)	(316,000)
Government assistance	-	-	(71,223)
	$2,163,667	$903,723	$959,842

The Company has entered into a Contribution Agreement (the “Agreement”) with Sustainable Development Technology Canada.  Under the terms of the Agreement, the Company is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  The contribution limit was reached in 2004.

11.

Related party transactions:

During the year ended December 31, 2006, the Company paid $69,673 (2005 - $64,735; 2004 - $83,000) for research and development services to a director of the Company.  In addition, the Company paid $29,944 (2005 - $24,312; 2004 - $nil) for rent to a company controlled by an officer of the Company.

The Company had an advisory agreement with a company controlled by a director and officer of the Company in the amount of $10,000 per month, which expired July 2005.  The advisory agreement has been renewed on a month-to-month basis.  During the year ended December 31, 2006, the Company paid management fees of $120,000 (2005 - $120,000; 2004 - $120,000) under this agreement.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

12.

Financial instruments:

(a)

Fair value:

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their immediate or short-term maturity.  The fair value of obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.

(b)

Currency risk:

The Company enters into forward foreign exchange contracts to manage its foreign currency exposure.  The contracts oblige the Company to sell U.S. dollars in the future at pre-determined exchange rates. The contracts are matched with anticipated future sales in foreign currencies.

As at December 31, 2006 and 2005, there were no forward foreign exchange contracts outstanding.

Foreign exchange gains recognized in the determination of net earnings for the year were $262,536 (2005 - $122,462); (2004 - $30,850).

(c)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable.  To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers’ financial condition.  The Company maintains reserves for potential credit losses.

13.

Commitments:

The Company has operating lease agreements for the rental of premises and equipment.  The minimum future annual rental payments under the leases are as follows:

Years ending December 31:
2007	$1,036,477
2008	960,209
2009	773,215
2010	493,062
2011	246,986

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

14.

Changes in non-cash operating working capital:

	2006	2005	2004
Accounts receivable	$(2,931,261)	$(1,310,896)	$312,333
Inventories	(9,725,201)	(4,112,082)	(853,378)
Prepaid expenses and deposits	(386,258)	(391,456)	(217,961)
Accounts payable and accrued liabilities	2,695,637	848,674	(321,147)
Income tax payable	(45,539)	10,007
Forward exchange contracts		31,050	(31,050)
Deferred revenue	94,033	(222,550)	(25,807)
	$(10,298,589)	$(5,147,253)	$(1,137,010)

15.

Segmented information:

The Company is currently focused within three technology groups:  solar powered LED lighting; solar power systems and equipment; and LED illuminated signage.  Management evaluates segment performance based on gross profit as other expenses are not generally allocated to individual groups.  The groups share certain inventory, equipment and leasehold improvements; therefore management does not classify asset information on a segmented basis.  The Company has presented the segment information for the years ended December 31, 2005 and 2004 on the same basis as adopted for the year ended December 31, 2006.

(thousands of dollars)	Solar LED	Solar power
2006	lighting	systems	LED signs	Total
Sales	$26,951	$31,053	$4,442	$62,446
Cost of sales	15,157	23,124	2,867	41,148
Gross profit	$11,794	$7,929	$1,575	21,298
Expenses				20,144
Operating income				1,154
Other income				184
Earnings before income taxes				$1,338

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

15.

Segmented information (continued):

(thousands of dollars)	Solar LED	Solar power
2005	lighting	systems	LED signs	Total
Sales	$18,413	$15,580	$4,736	$38,729
Cost of sales	9,813	11,651	2,846	24,310
Gross profit	$8,600	$3,929	$1,890	14,419
Expenses				13,320
Operating income				1,099
Other income				158
Earnings before income taxes				$1,257

(thousands of dollars)	Solar LED		Solar power
2004	lighting		systems	LED signs	Total
Sales	$13,306	$		$2,589	$15,895
Cost of sales	6,209			1,447	7,656
Gross profit	$7,097	$		$1,142	8,239
Expenses					7,772
Operating income					467
Other income					126
Earnings before income taxes					$593

Sales in each group includes a portion of total freight revenue.  Cost of sales in each group also includes a portion of total freight expense.  The accounting policies of each segment are the same as those described in note 11.

As at December 31, 2006 and 2005, substantially all of the assets related to the Company’s operations were located in Canada except for inventory on hand in the United States of America of $3,041,037 (2005 - $1,441,264) and inventory on hand in the United Kingdom of $381,927 (2005 - $343,210).

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

(thousands of dollars)	2006	2005	2004
North America	$51,905	$32,456	$11,898
South America	1,011	324	326
Europe	6,084	2,746	2,058
Middle East	1,770	2,321	1,006
Asia	1,018	530	462
South Pacific	658	353	145
	$62,446	$38,730	$15,895

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

16.

Subsequent event:

In January 2007, the Company acquired a business relating to the distribution of certain lighting products.  The purchase consideration consisted of cash proceeds of $70,750 plus contingent consideration of up to $930,000 based primarily on the net profit of the acquired business through to December 31, 2010.

17.

Reconciliation to United States generally accepted accounting principles:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those measurement principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and the requirements of the Securities and Exchange Commission (“SEC”).  The material measurement differences to the consolidated financial statements are as follows:

(a)

Income taxes:

Under U.S. GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment.  The application of this difference under U.S. GAAP does not result in a material difference to the income taxes balances recorded under Canadian GAAP.

(b)

Stock-based compensation:

Under Canadian GAAP, prior to January 1, 2002, the Company did not recognize any compensation for options granted to employees or directors.  Subsequent to January 1, 2002, the Company applied the fair value method described in note 1(k) to employee stock option grants.

Under U.S. GAAP, the Company had elected under Statement of Financial Accounting Standard (“FAS”) No. 123, “Accounting for Stock Based Compensation”, to continue to apply the provisions of Accounting Principles Board (“APB”) No. 25 and its related interpretations to its accounting for stock options granted to employees prior to January 1, 2006.  Under APB 25, compensation is measured using the intrinsic value method.   Under the intrinsic value method, employee stock option compensation is determined as the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock.  The excess is recognized by a charge to operations over the vesting period.

Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the stock options granted as the services are performed and the options earned.  The Company applies a similar accounting policy under Canadian GAAP for non-employee awards made on or after January 1, 2002.  The stock-based compensation expense in respect of options granted to non-employees prior to January 1, 2002, under U.S. GAAP, based on the fair value of the options using an option pricing model, would be $nil for the year ended December 31, 2006 (2005 - $nil, 2004 - $23,191).

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

17.

Reconciliation to United States generally accepted accounting principles (continued):

(b)

Stock-based compensation (continued):

Under U.S. GAAP, effective January 1, 2006, the Company adopted FAS No. 123(R) entitled “Share-Based Payment” (“FAS 123R”).  FAS 123R addresses accounting for stock-based compensation and requires that the fair value of all stock-based compensation arrangements, including options be recognized in a company’s financial statements, as opposed to the presentation of supplemental pro forma disclosure in the notes to financial statements.  FAS 123R eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25.

The Company adopted FAS 123R using the modified prospective transition method.  Under that method, compensation cost recognized in 2006 includes (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, as adjusted to reflect estimated forfeitures and (b) compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123R.  FAS 123R requires the effect of forfeitures to be estimated and recorded at the grant date rather than when forfeitures occur which is the Company’s practice under Canadian GAAP.

Escrowed shares

With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period in which the escrowed shares are eligible for release from escrow.  No such recognition is given under Canadian GAAP.  As at December 31, 2006, the Company held 100,000 (2005 - 220,000, 2004 - 340,000) common shares in escrow.  The additional compensation expense under U.S. GAAP from the escrowed shares for the year ended December 13, 2006 was a recovery of $16,206 (2005 expense of $313,659; 2004 expense of $697,428).

(c)

Research equipment:

The cost of research equipment that has been capitalized for Canadian GAAP purposes but does not have an alternative future use separate from the research project is required to be expensed in the period incurred under U.S. GAAP.  Accordingly, the amortization of such equipment recognized under Canadian GAAP would not be recognized under U.S. GAAP.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

17.

Reconciliation to United States generally accepted accounting principles (continued):

(d)

Product warranties:

Product warranties included in accounts payable and accrued liabilities are as follows:

	2006	2005
Balance, beginning of year	$179,868	$75,117
Warranty accruals	211,649	203,001
Warranty charges	(121,677)	(98,250)
Balance, end of year	$269,840	$179,868

(e)

Recent accounting pronouncements:

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements.  SFAS 154 requires retrospective application to prior periods’ financial statements of any change in accounting principle unless it is impracticable to do so.  This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change, the cumulative effect of changing to the new accounting principle.  SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of this standard had no significant effect on the Company’s results of operations or financial position.

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end.  The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements.  The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007.  The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements.  This guidance is applicable for annual statements ending after November 15, 2006.  The adoption of this guidance had no impact to the Company’s results of operations or financial position.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

17.

Reconciliation to United States generally accepted accounting principles (continued):

(f)

Reconciliation:

The effect of the differences between Canadian and U.S. GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and retained earnings (deficit) and cash flows is summarized as follows:

(i)

Assets:

	2006	2005
Assets, under Canadian GAAP	$56,048,621	$48,792,549
Adjustment for research equipment expensed
under U.S. GAAP (note 17(c))	(131,632)	(147,797)
Assets, under U.S. GAAP	$55,916,989	$48,644,752

(ii)

Liabilities:

	2006	2005
Liabilities, under Canadian and U.S. GAAP	$10,650,093	$8,644,669

(iii)

Share capital and contributed surplus:

	2006	2005
Share capital and contributed surplus, under
Canadian GAAP	$44,905,464	$40,064,528
Adjustment for stock-based compensation relating
to stock options issued to non-employees (note 17(b))	417,437	417,437
Adjustment for stock-based compensation relating
to stock options and escrowed shares allotted to
employees and directors (note 17(b))	2,802,306	2,818,512
Adjustment to reverse stock compensation under
Canadian GAAP	(989,603)	(910,208)
Share capital and contributed surplus, under U.S. GAAP	$47,135,604	$42,390,269

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

17.

Reconciliation to United States generally accepted accounting principles (continued):

(f)

Reconciliation (continued):

(iv)

Retained earnings (deficit):

	2006	2005
Retained earnings (deficit), under Canadian GAAP	$493,064	$358,578
Expense for stock-based compensation relating to
stock options issued to non-employees (note 17(b))	(412,437)	(417,437)
Expense for stock-based compensation relating
to stock options and escrowed shares allotted to
employees and directors (note 17(b))	(2,802,306)	(2,818,512)
Adjustment to reverse stock compensation under
Canadian GAAP	989,603	910,208
Adjustment for research equipment expensed
under U.S. GAAP (note 17(c))	(132,632)	(147,797)
Deficit, determined under U.S. GAAP	$(1,868,708)	$(2,114,960)

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

17.

Reconciliation to United States generally accepted accounting principles (continued):

(f)

Reconciliation (continued):

(v)

Earnings and earnings per share for the year:

	2006	2005	2004
Net earnings, under Canadian GAAP	$134,486	$680,962	$592,823
Expense for stock-based compensation
relating to stock options issued to
non-employees (note 17(b))			(23,191)
Recovery (expense) for stock-based
compensation relating to stock options
and escrowed shares allocated to
employees and directors (note 17(b))	16,206	(313,659)	(697,428)
Adjustment to reverse stock
compensation under Canadian
GAAP for employee grants		417,471	319,035
Adjustment to adjust stock compensation
for the treatment of forfeitures under
U.S. GAAP (note 17(b)	79,395
Adjustment for research equipment
expensed under U.S. GAAP (note 17(c))	16,165	(26,710)	(43,518)
Net earnings, determined under
U.S. GAAP	$246,252	$758,064	$147,721
Weighted average number of common
shares outstanding under Canadian
GAAP and U.S. GAAP:
Basic	41,696,874	34,187,205	30,116,949
Diluted	42,399,564	35,598,555	32,055,307
Earnings per share, basic and
diluted - U.S. GAAP	$0.01	$0.02	$0.00